

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2013

Via E-mail
Mr. Judson F. Hoover
Chief Financial Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

Re: **TransCoastal Corporation**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed November 25, 2013
       File No. 333-191566

Dear Mr. Hoover:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please update your financial statements in your amended filing in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent public accounting firm. In addition, please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

Prospectus Summary, page 1

2.   It appears that you have not furnished all the items we requested in comment three of our November 1, 2013 letter. We re-issue our prior comment three with regard to: (d) cash flows – summary and individual entities – with annual detail for the entire economic life (e.g. 30 years) of the properties; (f) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest

wells/locations (net proved reserve basis) in the proved developed non-producing ("PNP") and prove undeveloped categories (6 entities in all) as well as the AFE and development narrative for each of the three PNP and three PUD properties. Please provide this information for the Savell #6 PUD, Savell #7 PUD, Savell #4 PUD, J.J. Wall PNP, Heithold PNP and the Leopold "B" PNP and ensure that the decline parameters – including initial and final decline rates - are presented on the rate/time plots or individual property cash flows.

3.   The production data from Texas Railroad Commission website indicates that: the WAB-Evelyn 3 well has had no gas production since June, 2013; the Meers C monthly gas production figures for 2012 and 2013 do not exceed 555 MCF and do not agree with your rate time projection's initial gas rate is 1278 MCF/month. As these appear to be two of your three largest proved developed producing leases, please explain to us the reasons for these differences. Address how you intend to prevent future similar outcomes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 20

Results of Operations, page 20

4.   We note your response to our prior comment 9. Please update your disclosure to include all periods presented. Please refer to Item 303 of Regulation S-K. As a related matter, we note the dates of the periods in your narrative disclosure do not agree to the corresponding labels in the table on page 20. Please resolve the inconsistency in your disclosure to reflect the correct date.

5.   We note your response to our prior comment 10 indicates that you modified your disclosure on page 21. However, the updated disclosure on page 21 provides analysis for fiscal year ends and is included under the header referencing interim periods. Please revise your disclosure to remove this inconsistency.

6.   We note your response to prior comment 11 from our letter dated November 1, 2013 which indicates that costs and investments required have declined which generates a substantially lower depletion rate. However, it is unclear as to which costs and investments you are referring as the "Reserve Quantity Information" on page 30 lacks reference to costs. Please clarify and provide your calculations of depreciation, depletion and amortization for all period presented consistent with the definition as disclosed on page F-8.

Our Business, page 23

7.   Your response number 14 is inconsistent with your statement in the last sentence of the second paragraph under MD&A that you "also receive fees to operate wells not owned by

us." Furthermore, you indicate, on page 21, in your discussion under "Revenue" for the three months ended June 30, 2013 that your revenues increased "to a lesser extent" from "operating wells not owned by the Company." We reiterate prior comment 14 that you provide a discussion of your drilling operations. You should also discuss these under ""Our Business" as well. The fact that you may intend to move out of the segment does not relieve of the need to discuss these operations as long as they are ongoing. If you have ceased your drilling operations, indicate when you did so. Furthermore, as the fact that you have or intend to cease drilling operations constitutes a known trend or uncertainty, and that drilling operations accounted for 43% of your revenues in 2012, expand your discussion under MD&A to address the impact upon your results of operations and financial condition. See Instruction 3 to Item 303(a) of Regulation S-K.

Average Sales Prices, page 33

8.   In our prior comment 19, we asked for support for your historical and projected natural gas prices of $9 and above. You provided gas sales statements which provided BTU content and gas prices for October, 2012 production that are significantly lower than the BTU content figures presented in your third party engineering report. It appears that about 39% of your equivalent proved reserves are associated with gas prices over 10$/MCFG. If you are including significant natural gas liquids with your disclosed crude oil production and reserves, please amend your document to disclose these NGL volumes in your reserve tables separately as required by FASB ASC subparagraph 932-235-50-4(a), Item 1202(a)(4) and Item 1204(a) of Regulation S-K. If not significant, please disclose these NGL production and reserve figures with footnotes to the appropriate tables. Illustrate for us how you calculated the projected gas prices for the WAB-Evelyn 3, Pugh and Meers C properties to be $11.40, $5.46 and $17.55 per MCF, respectively. We may have additional comment.

Oil and Natural Gas Costs, page 33

9.   In our prior comment 21, we requested "Your 2012 historical production costs are $1.1 million while the 2013 projected "Lease Net Costs" for proved producing properties in your third party report are $665 thousand. As these projected costs are for the same properties in the next year, please explain this difference to us. Include the changes by line item of your projected costs from your actual incurred costs." You responded with "In 2012, we incurred certain infrastructure costs that were classified as expense and not capital. These costs include, but not limited to, reworking jacks and pipelines. We do not anticipate those same costs in the future." Please provide us with the line item information and figures that we have requested.

Oil and Natural Gas Reserves, page 35

10. Our prior comment 24 requested you to disclose the information required by Items 1203(a)(b)(c) and (d) of Regulation S-K which applies to proved undeveloped reserves and its associated status and changes in the prior year. You presented a table for total proved developed and undeveloped reserves. Please amend your document to comply with Item 1203 as we requested in prior comment 24.

11. Our prior comment 27 requested the disclosure of your drilling activity as required by Item 1205 of Regulation S-K. You responded "Pursuant to the S-1, we currently have no exploratory wells, dry or productive wells developed during the year 2013, in response to items 1205 and 1206 of Regulation S-K." Item 1205 requires disclosure of your drilling activity "[f]or each of the last three fiscal years, by geographical area". As you disclose exploration and development costs of $1 million and $1.8 million (page 33) in 2012 and 2011, respectively, we presume some of these costs were incurred for drilling. If true, please amend your document as specified by Item 1205.

12. In our prior comment 37, we asked "Please amend your document to comply with Item 1202(a)(6) with disclosure pertinent to the utilized engineering methods specific to your properties." You responded "We have modified our foot note discussion to include the expressed methodology contained in the valuation/reserve report. Please see page F-30." The discussion in the third party reserve report that you referenced does not comply with Items 1202(a)(6) and 1202(a)(8)(iv) of Regulation S-K (see our prior comment 40). Please amend your document to comply with Regulation S-K.

13. In our prior comment 39, we asked "The significant change in your proved reserves due to the 2011 acquisition should be explained as required by FASB ASC Paragraph 932-235-50-5. Please amend your document to explain the details/circumstances of this 2011 acquisition." You responded with "In June of 2011, TransCoastal acquired 3 properties in Gray and Carson counties which were added to our reserve report and contribute to the significant increase within." We re-issued our prior comment 39.

Marketing, page 35

14. In accordance with our prior comment 28, please add as exhibits the marketing agreements with the two oil customers that accounted for 92.8% of your oil sales in 2012.

Selling Stockholders, page 40

15. On page 41, your table of selling stockholders includes a column listing the number of "components" for each selling shareholder. In your amended filing, please define the term "component."

Exhibit Index, page 49

16.   Your amended filing incorporates Exhibit 10.3 by reference. We reiterate our prior comment 34 directing you to provide all exhibits required by Item 601 of Regulation S-K.

Exhibit 10.3 Third Party Engineering Report

17.   Our prior comment 40 requested that you file an amended third party reserve report. You responded "We have modified our exhibit 10.3 to include the information requested. Please see revised exhibit 10.3." It appears that exhibit 10.3 has been omitted. We reissue our prior comment 40.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  *   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  *   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  *   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
       Kane Russell Coleman & Logan PC